TOWER ONE WIRELESS CORP.

Change of Auditor Notice

To:           British Columbia Securities Commission
                Ontario Securities Commission

And to:    Manning Elliott LLP, Chartered Professional Accountants (“Manning Elliott”)

And to:    Smythe LLP, Chartered Professional Accountants (“Smythe”)

Re:	Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

Pursuant to Section 4.11 of NI 51-102, Tower One Wireless Corp. (the “Company”) hereby gives notice of the change of its auditor from Manning Elliott to Smythe. In accordance with NI 51-102, the Issuer hereby states that:

1.	Manning Elliott has resigned as auditors of the Issuer, at the request of the Issuer, effective March 9, 2020;
2.	the resignation of Manning Elliott and the appointment of Smythe as the Issuer’s auditor have been considered and approved by the Issuer’s audit committee and the Issuer’s board of directors;
3.
there was no modified opinion expressed in Manning Elliott’s report on any of the Issuer’s financial statements relating to the period commencing at the beginning of the Issuer’s two most recently completed financial years and ending on the date of resignation of Manning Elliott; and

4.	there have been no “reportable events” within the meaning assigned under subsection 4.11(1) of NI 51-102.

DATED the 11th day of March, 2020.

BY ORDER OF THE BOARD OF DIRECTORS
OF TOWER ONE WIRELESS CORP.

“Alejandro Ochoa”

Alejandro Ochoa
Chief Executive Officer